Exhibit 99.33

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Aris Gold Corporation (“Aris Gold” or the “Company”)

c/o Suite 2900 – 550 Burrard Street

Vancouver, British Columbia V6C 0A3

Item 2. Date of Material Change

March 21, 2022

Item 3. News Release

A news release was disseminated via Cision PR Newswire and filed on SEDAR on March 21, 2022.

Item 4. Summary of Material Change

On March 21, 2022, the Company entered into a definitive agreement with MDC Industry Holding Company LLC (Mubadala) whereby Aris Gold will acquire a 20% joint venture interest in the Soto Norte gold project in Colombia, with the option to acquire a further 30% interest (the Transaction).

The Soto Norte gold project is one of the world’s largest feasibility-stage projects with high-grade mineral reserves, low capital intensity, low operating costs, and district-scale potential. Aris Gold has completed a Feasibility Study technical report on the Soto Norte project, which has been privately held since 2011, which provides a complete description of the project.

Aris Gold also strengthened its financial position by $100 million by upsizing the existing precious metals stream at the Marmato Mine by $65 million and arranging a $35 million convertible debenture.

Item 5. Full Description of Material Change

On March 21, 2022, the Company announced entered into a definitive agreement with Mubadala, a wholly owned subsidiary of the Abu Dhabi based investment company Mubadala Investment Company PJSC, whereby Aris Gold will acquire a 20% joint venture interest in the Soto Norte gold project in Colombia, with the option to acquire a further 30% interest.

The Soto Norte gold project is one of the world’s largest feasibility-stage projects with high-grade mineral reserves, low capital intensity, low operating costs, and district-scale potential. Aris Gold has completed a Feasibility Study technical report on the Soto Norte project, which has been privately held since 2011, which provides a complete description of the project.

Aris Gold also strengthened its financial position by $100 million by upsizing the existing precious metals stream at the Marmato Mine by $65 million and arranging a $35 million convertible debenture.

Soto Norte highlights1

•	Large, high-grade underground gold project:

o

Indicated mineral resources of 48.1 million tonnes at 5.47 grams per tonne (g/t) of gold, 35.8 g/t of silver, and 0.18% Cu containing 8.5 million ounces (Moz) of gold, 55.3 Moz of silver, and 193 million pounds (Mlb) of copper, inclusive of mineral reserves

o	Inferred mineral resources of 27.3 million tonnes at 4.06 g/t of gold, 25.9 g/t of silver, and 0.18% Cu containing 3.6 Moz of gold, 22.8 Moz of silver, and 107 Mlb of copper

o	The mineralized vein structures extend to surface and are open at depth and along strike, with high exploration potential to target the deep structures from underground drilling stations

•

Tier 1 scale and economics: Soto Norte is designed as an underground mine with 2.6 Mtpa processing capacity and an estimated $1.2 billion initial capital cost, including contingency and pre-production costs. The Feasibility Study estimates:

o	Average production of 450,000 ounces of gold per year

o	Life of mine average all in sustaining costs of $471 per ounce of gold

o

14-year mine life, based on Probable mineral reserves of 24.8 million tonnes at 6.22 g/t of gold, 34.4 g/t of silver, and 0.18% copper, containing 5.0 Moz of gold, 27.4 Moz of silver, and 107 Mlb of copper

o	After-tax project NPV5% is $1.5 billion and IRR is 20.8%, at base case gold price of $1,675 per ounce

o	After-tax project NPV5% is $2.0 billion and IRR is 24.4%, at gold price of $1,925 per ounce

•

District-scale potential: The Soto Norte project is hosted within an area of just over 10% of the mining titles held by the joint venture along the mineralized La Baja fault trend that hosts other mineralized deposits. The neighbouring Galway/Calvista concession has a historical resource estimate prepared by SRK Consulting, effective June 11, 2018, of 2.3 million tonnes in the Indicated category at 4.6 g/t of gold and 35 g/t of silver, containing 0.335 Moz of gold and 2.5 Moz of silver.[2]

[1]

Disclosure in this section other than in disclosure related to the historical resource estimate is derived from the technical report entitled “NI 43-101 Technical Report Feasibility Study of the Soto Norte Gold Project, Santander, Colombia” having an effective date of January 1, 2021 prepared by SRK Consulting (UK) Limited, SNC Lavalin, and Minesa (the Feasibility Study). The Feasibility Study is available on SEDAR under Aris Gold’s profile.

[2]	See Technical Information – Historical Resource Estimate further in this report for details regarding the historical resource estimate.

•

New and informed approach to environmental permitting: Since 2015, extensive technical studies and engagement with the local communities were undertaken in preparing an initial Environment and Social Impact Assessment (ESIA). Following detailed technical feedback from the Colombian environmental regulatory authority (ANLA) in 2021, drafting of a new ESIA commenced and will include a robust Quality Assurance and Quality Control process for regulatory compliance. As operator, Aris Gold’s team will contribute its knowledge and experience as well as provide a respectful, licensing process with its local stakeholders.

The Soto Norte project has been designed to minimize the surface footprint, incorporate the latest technology, and meet the highest environmental and safety standards. The processing facility will produce separate gold-rich copper and pyrite concentrates without the use of cyanide or mercury at the Soto Norte site. Dried and filtered tailings will be stored in a dry-stack tailings storage facility designed to comply with Colombian and international standards.

•

Social development opportunities: Soto Norte will be a significant project for the local and regional communities, providing employment and skills training for up to 1,800 construction contractors and up to 940 full time operations personnel, and a strategy to procure goods and services from the regional community.

•

Sets Aris Gold on a path to produce 400,000 ounces per year: Together with the Marmato mine, which is expected to produce 175,000 ounces of gold per year when both the Upper Mine and Lower Mine are operating, the transaction will position Aris Gold as a significant mid-tier gold producer in Colombia with aggregate attributable production exceeding 400,000 ounces of gold per year at all-in sustaining costs per ounce sold[3] of approximately $650 and generating significant cash flows.

Soto Norte Joint Venture Transaction

On closing Aris Gold and Mubadala will enter into a comprehensive joint venture agreement to govern the joint venture company through which environmental licensing, project development and construction, and mine operation of Soto Norte will be undertaken. Aris Gold will be the project operator, and the joint venture partners will share project costs on a pro-rata ownership basis. Other highlights include:

•

Cash payments of $100 million from Aris Gold to Mubadala for a 20% interest in the joint venture company and Minesa, with closing of the Transaction expected to occur in April 2022 following satisfaction of customary closing conditions. The cash payments are structured in two tranches with $50 million at closing and $50 million within 12 months of closing.

•

Aris Gold has the option to acquire an additional 30% interest in the joint venture company and Minesa for a cash payment of $300 million (the Option). Aris Gold may exercise the Option at any time prior to the earlier of a) 10 weeks following receipt of the ESIA approval from ANLA for development of the Soto Norte Project or b) 42 months after closing (Option Expiry Date). The drafting, submission, and approval process for a new ESIA is expected to take approximately two years.

[3]	See “Non-IFRS Measures” for full details on all-in sustaining costs per ounce sold.

•

In the event Aris Gold does not exercise the Option prior to the Option Expiry Date, Mubadala may repurchase Aris Gold’s 20% interest in the joint venture company at a price equal to the aggregate amount invested by Aris Gold up to that point (i.e., the initial cash payments and paid cash calls).

•

Following the start of commercial operations, the joint venture partners intend to invest in long-term strategic exploration programs designed to expand the current mineral resources, upgrade mineral resource classification to support the conversion to mineral reserves and extend the mine life.

•

In consideration of the exploration potential at Soto Norte, Mubadala is retaining a precious metals streaming interest on 7.35% of payable gold and 100% of payable silver. The stream will only apply to incremental production after the first 5.7 Moz gold have been produced which is expected to be achieved following depletion of the current mineral reserves and approximately 30% of the current Indicated mineral resource. Following the 5.7 Moz gold production threshold, Aris Gold’s ownership in the joint venture may be decreased based on a remaining life of mine valuation formula that assigns a portion of the economic burden of the precious metals streaming to Aris Gold’s joint venture interest, rather than Mubadala. Aris Gold has the option to avoid this future potential ownership dilution by paying the stream burden valuation amount to Mubadala.

•	Aris Gold and Mubadala will advance the Soto Norte project with consideration of the Equator Principles and the IFC’s Performance Standards.

Aris Gold Corporate Finance Update

In preparation for entering the Soto Norte joint venture, Aris Gold has amended the existing $110 million precious metals stream at the Marmato mine with Wheaton Precious Metals International (WPMI) to increase the aggregate total funding amount to $175 million, with additional payments to Aris Gold of (i) $ 15 million upon closing of the Transaction and (ii) $50 million payable during the construction and development of the new Lower Mine.

In exchange for the increased upfront deposits, WPMI has agreed to purchase 10.5% of the gold production and 100% of the silver production from the Marmato Upper and Lower mines until 310,000 ounces of gold and 2.15 million ounces of silver have been delivered, after which the stream drops to 5.25% of the gold production and 50% of the silver production for the life of mine.

Aris Gold has also arranged to issue, through its wholly owned subsidiary Aris Gold Acquisition Corp. (Aris AcquisitionCo), a $35 million convertible senior unsecured debenture to GCM Mining Corp. (GCM) due 18 months from closing of the Transaction (the Debenture). At any time after 12 months from closing, the Debenture is convertible, in whole or in part, into common shares of Aris Gold (Common Shares) at a conversion price that will be determined in the context of the market and rules of the TSX. The Debenture will pay interest monthly with an annualized coupon of 7.5%. The issuance of the Debenture is conditional upon closing of the Transaction and is subject to the approval of the TSX. The ability of GCM to fully execute its conversion rights under the Debenture will be subject to disinterested Aris Gold shareholder approval at the next annual meeting of shareholders.

Related Party Transaction

GCM currently owns (i) 60,991,545 Common Shares representing approximately 44.25% of the issued and outstanding Common Shares as at the date hereof and (ii) 25,944,455 warrants of Aris Gold (Warrants) that, if exercised, would result in GCM owning an additional 15.84% of the then issued and outstanding Common Shares, for a total ownership interest of 53.08% of the then issued and outstanding Common Shares. As the conversion price will be determined in the context of the market and rules of the TSX, the anticipated effect of the Debenture on the percentage of securities of the Company, beneficially owned or controlled by GCM, cannot be determined at this time.

The issuance of the Debenture to GCM is a “related party transaction” as such term is defined by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (MI 61-101), requiring the Company, in the absence of exemptions, to obtain a formal valuation for, and minority shareholder approval of, the “related party transactions”. The Company is relying on an exemption from the formal valuation and minority shareholder approval requirements set out in MI 61-101 as the fair market value of the Debenture will not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101.

In connection with the issuance of the Debenture to GCM, Aris Gold will provide an unconditional limited recourse guarantee (the Parent Guarantee) to GCM with respect to the full and timely performance of all of the obligations of Aris AcquisitionCo to GCM from time to time under the Debenture (after giving effect to any cure periods provided therein) other than with respect to accrued but unpaid interest. Pursuant to the terms of the Parent Guarantee, the sole recourse of GCM against the Company under or in connection with the Parent Guarantee will be strictly limited to the shares held by the Company in the capital of Aris AcquisitionCo (the Corporation Shares), and the rights and remedies of GCM under or in connection with the Parent Guarantee, including as a judgment creditor or execution creditor with respect to any judgment on the Parent Guarantee, will be expressly limited to realization by GCM upon the Corporation Shares, and GCM will not under any circumstances have any right to any other payment from the Company or any recourse to any other assets of Aris Gold, under or in connection with the Parent Guarantee.

Additionally, Aris AcquisitionCo, GCM and Wildeboer Dellelce LLP (the Escrow Agent) will enter into an escrow agreement (the Escrow Agreement) pursuant to which Aris AcquisitionCo will deliver to the Escrow Agent an amount equal to the interest amount that GCM would be entitled to receive in respect of the Debenture if the Debenture remains outstanding on and from the issue date of the Debenture until the maturity date of the Debenture (the Maximum Interest Payment). Pursuant to the terms of the Debenture, Aris AcquisitionCo shall have met its obligation to make all regular monthly interest payments in accordance with the terms of the Debenture upon deposit with the Escrow Agent of the Maximum Interest Payment in accordance with the Escrow Agreement.

The issuance of the Debenture and granting of the Parent Guarantee was approved by the board of directors of the Company, and was determined by the board of directors to be necessary for the purposes of completing the Transaction. No special committee was established in connection with the issuance of the Debenture or the granting of the Parent Guarantee, and no materially contrary view or abstention was expressed or made by any director of the Company in relation thereto. The issuance of the Debenture is conditional on closing the Transaction. It is unknown at this time when closing of the Transaction will occur however it is expected to occur in April 2022. For a variety of reasons beyond the Company’s control, it is not able to guarantee that this Material Change Report will be issued 21 days in advance of the issuance of the Debenture.

Soto Norte Mineral Resources and Mineral Reserves

Table 1: Soto Norte Mineral Resources, inclusive of Mineral Reserves, effective May 22, 20194

Classification	Tonnes	Grade			Contained Metal
	(kt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold (koz)	Silver (koz)	Copper (klb)
Indicated	48,062	5.47	35.8	0.18	8,454	55,324	193,422
Mineral
Resources

Inferred	27,343	4.06	25.9	0.18	3,571	22,754	107,281
Mineral
Resources

  Notes:

1)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
2)	Indicated mineral resources are presented inclusive of probable mineral reserves.
3)

The mineral resource estimate was prepared by Benjamin Parsons, MSc, MAusIMM (CP) of SRK Consulting, who is a Qualified Person as defined by National Instrument 43-101. Mr. Parsons has reviewed and verified the drilling, sampling, assaying, and QAQC protocols and results, and is of the opinion that the sample recovery, preparation, analyses, and security protocols use for the mineral resource estimate are reliable for that purpose.

4)	Totals may not add up due to rounding.
5)

Mineral Resources are reported above a cut-off value of $47 per tonne, which considers metal price assumptions of $1,300 per ounce of gold, $18 per ounce of silver, and $6,800 per tonne of copper, metallurgical recovery assumptions of 92% for gold and silver and 76% for copper, marginal mining costs, processing costs, general and administrative costs, and other factors.

6)

Aside from the requirements to amend and extend the Soto Norte 0095-68 mining license and to prepare, submit, and receive approval of a new ESIA from ANLA, there are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources and mineral reserves.

Table 2: Soto Norte Mineral Reserves, effective January 1, 20215

Classification	Tonnes	Grade			Contained Metal
	(kt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold (koz)	Silver (koz)	Copper (klb)
Probable	24,767	6.22	34.4	0.19	4,950	27,386	102,868
Mineral
Reserves

  Notes:

1)	The mineral reserve estimate has been approved by Chris Bray, BEng, MAusIMM (CP) of SRK Consulting, who is a Qualified Person as defined by National Instrument 43-101.
2)	Totals may not add up due to rounding.
3)

Mineral Reserves are reported above a cut-off value of $120 per tonne, which was selected based on a hill of value study to optimize value, and which considers metal price assumptions of $1,300 per ounce of gold, $18 per ounce of silver, and $7,000 per tonne of copper, metallurgical recovery assumptions of 92.5% for gold, 92% for silver, and 76% for copper, mining costs, processing costs, general and administrative costs, and other factors.

4)

Aside from the requirements to amend and extend the Soto Norte 0095-68 mining license and to prepare, submit, and receive approval of a new ESIA from ANLA, there are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources and mineral reserves.

Technical Information

Historical Resource Estimate

The historical resource estimate at Galway/Calvista has not been verified by Aris Gold and was prepared by SRK Consulting, effective June 11, 2018, prior to Aris Gold acquiring an interest in Minesa. While SRK used industry standard and reliable methods to estimate the mineral resources, categorized the estimates in accordance with CIM definition standards, and reported the resources

[4]	For full details on the Soto Norte Mineral Resource and Mineral Reserve Estimates, see the Feasibility Study.

[5]	For full details on the Soto Norte Mineral Reserve Estimate, see the Feasibility Study.

above a NSR cut-off value of $47 per tonne to consider initial underground mining costs, processing costs, and metallurgical recoveries of 92% for gold and silver and 76% for copper, treatment and payability terms, and metal price assumptions of $1,300 per ounce of gold, $18 per ounce of silver, and $5,000 per tonne of copper, the Qualified Person has not done sufficient work to classify the historical estimate as current mineral resources, nor is there a publicly disclosed technical report to support the disclosure of the mineral resources, and therefore Aris Gold is not treating the historical estimate as current mineral resources.

Technical Information and Qualified Persons

The scientific disclosure and technical information included in this report is based on information included in the Feasibility Study prepared by Ben Parsons MSc, MAusIMM (CP), Chris Bray BEng, MAusIMM (CP), Dr John Willis PhD, BE (MET), MAusIMM (CP), all of SRK Consulting, and by Dr Henri Sangam PhD, P.Eng of SNC Lavalin, each of whom is independent of the Company within the meaning of NI 43- 101 and is a Qualified Person as defined by NI 43-101. The Feasibility Study was also prepared by Robert Anderson, P.Eng., of Minesa, who is designated as a non-independent Qualified Person within the meaning of NI 43-101 due to his extensive involvement with the mineral process and geometallurgical testwork and the consulting groups undertaking the process plant design.

The technical information in this report was reviewed and approved by Pamela De Mark, P.Geo, Vice President Exploration of Aris Gold, who is a Qualified Person as defined by NI 43-101.

Forward-looking Information

This report contains “forward-looking information” or “forward-looking statements” within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including without limitation statements relating to the Transaction; Minesa and its management; the Soto Norte project; Aris Gold’s relationship with local communities and the protection of the Soto Norte project’s ecosystem; the Feasibility Study; the benefits of Aris Gold’s interest in and operatorship of the Soto Norte project; expected production at Marmato and the Soto Norte project; Aris Gold’s position as a mid-tier gold producer in Columbia; all-in sustaining costs; cash flows; the joint venture agreement and streaming arrangements between Aris Gold and Mubadala; joint venture strategy; compliance with the Equator Principles and the IFC’s Performance Standards; statements related to the potential of the Soto Norte project; the Debenture; the Parent Guarantee, including the terms and timing thereof; the Escrow Agreement, including the terms and timing thereof; and Aris Gold’s strategy are forward-looking. Generally, the forward-looking information and forward- looking statements can be identified by the use of forward looking terminology such as “become”, “believe”, “estimate”, “expect”, “forward”, “intend”, “plan”, “potential” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, “occur” or “be achieved”.

Forward looking information and forward looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Gold to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to: the ability of the Aris Gold management team to successfully integrate with the current operations, successful completion of the ESIA and receipt of approval from ANLA (including the Soto Norte 0095-68 mining license amendment and extension from the ANM), receipt of securities regulatory and stock exchange approvals, risks related to international operations, risks related to general economic conditions, uncertainties relating to operations during the COVID-19 pandemic, actual results of current exploration activities, availability of quality assets that will add scale, diversification and complement Aris Gold’s growth trajectory; changes in project parameters as plans continue to be refined; fluctuations in prices of metals including gold; the ability to convert mineral resources to mineral reserves; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, risks associated with holding derivative instruments (such as credit risks, market liquidity risk and mark-to-market risk), possible variations in mineral reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; changes in national and local government legislation, taxation, controls, regulations, regulations and political or economic developments in Canada or Colombia, accidents and operations, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals including obtaining required environmental and other licenses, or in the completion of development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the section entitled “Risk Factors” in Aris Gold’s most recent AIF available on SEDAR at www.sedar.com.

Although Aris Gold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Gold disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

Certain information contained in the report includes market and industry data that has been obtained from or is based upon estimates derived from third party sources. Although the data is believed to be reliable, Aris Gold has not independently verified such information and cannot provide any assurance of its accuracy, currency, reliability, or completeness.

Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS and other non- financial measures and ratios are included in this report, including all-in sustaining costs per ounce sold. Please see Aris Gold’s December 31, 2021 management’s discussion and analysis (MD&A) for explanations and discussion of non-IFRS and other non-financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (IFRS), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other non-financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section ‘Non-IFRS Measures’ in the December 31, 2021 MD&A available on SEDAR at www.sedar.com.

Item 5. Reliance on 7.1(2) of National Instrument 51-102

Not applicable.

Item 6. Omitted Information

Not applicable.

Item 7. Executive Officer

Name of Executive Officer:     Ashley Baker, LLB

                                                    General Counsel & Corporate Secretary

Telephone number:                  604.764.5870

Item 8. Date of Report

March 25, 2022